Exhibit 99.1

NEWS RELEASE

September 9, 2014	Release 09-2014

WESTERN COPPER AND GOLD ANNOUNCES OPERATING STRATEGY FOR CASINO

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce that its wholly-owned subsidiary, Casino Mining Corp. (“CMC”), has signed a letter of intent (“LOI”) with M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”), committing to develop an agreement for M3 to operate and maintain the Casino mine (“Casino”).

The LOI outlines the general terms and scope by which M3 will operate the heap leach and concentrator processing facilities at Casino and provide procurement and contract management services to CMC.  Under the direction of CMC, M3 will manage all aspects of day-to-day operations at the mine site and the port of export, including mining, contract maintenance of mining equipment, power plant operations and maintenance, concentrate storage and load-out, and other support services contracts.

This arrangement enhances the Company’s ability to finance, build and operate the Casino mine and is expected to provide substantial benefits while having minimal impact on project economics:

•
Reduce start-up risk: Continuity of M3 resources and expertise from the EPCM phase through to commissioning and operations will provide a seamless transition that is expected to reduce start-up risk and accelerate the ramp-up to full production.

•	Effective cost control: M3’s considerable experience and expertise in contract management will provide CMC effective cost control during operations.

•	Financing flexibility: The arrangement increases the project’s attractiveness to potential partners and acquirers that have limited operating capabilities.

•
Access to expertise: Access to M3’s resources and external network reduces the complexity and lead time required to develop an operating team for CMC. This approach will reduce the Company’s cash flow requirements until the project receives full notice to proceed and provides CMC the opportunity to organically grow its in-house expertise over a number of years.

A significant component of M3’s compensation will be tied to mutually agreed-upon measureable key performance indicators relating to production, safety, and environmental performance. The two parties expect to finalize terms of a definitive agreement by mid-2015.

M3 is a privately held firm that offers a diverse field of services to a broad international client base. M3’s diverse staff of over 1,000 people has project experience in over 30 countries. Through its EPCM services, M3 has extensive experience building and commissioning mining projects around the world.  Its clients include Goldcorp Inc., Freeport-McMoRan Inc. and Newmont Mining Corp.

“The proposed arrangement will be key to the successful development of Casino. Having an experienced group of operators like M3 lead the transition from the construction phase to full operation will improve production efficiency while maintaining cost control,” said Dale Corman, Chairman and CEO of Western, “As we achieve additional permitting milestones and secure financing for Casino next year, having operating capability will increase the number of potential financing options available to the Company.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is focused on advancing the Casino Project, one of the world’s largest copper, gold, silver and molybdenum deposits, located in Yukon, Canada.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chris Donaldson, Corporate Development and Investor Relations: (T) 604.684.9497; (E) info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact.  Forward-looking statements tend to include words such as “will”, “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology.  Forward-looking statements herein include, but are not limited to, statements with respect to M3 performing operation and management services relating to Casino;  the benefits derived from and costs associated with M3 performing such services; and the timing and success of negotiations and finalization of a definitive agreement with regards to the operation and management of the Casino mine. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them.  These assumptions include, without limitation, the economic models for Casino; that a definitive agreement will be signed with regards to operation and management services; the anticipated costs and benefits from M3 performing such services, as currently envisaged; M3’s ability to satisfactorily perform such services; the geological, metallurgical, engineering, legal, financial, and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict, including, but  not limited to: the failure of either party to meet obligations under current and future  agreements; that the assessment process does not proceed as anticipated; and other risks that are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.